Exhibit 99.1

Scotiabank reports first quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2017 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete First Quarter 2017 Report to Shareholders, including our unaudited interim financial statements for the period January 31, 2017, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the First Quarter 2017 Report on the Investor Relations page of www.scotiabank.com.

First Quarter Highlights (versus Q1, 2016)

•	Net income of $2,009 million, compared to $1,814 million
•	Earnings per share (diluted) of $1.57 compared to $1.43
•	ROE of 14.3%, compared to 13.8%
•	Quarterly dividend increase of 2 cents per common share to 76 cents

TORONTO, Feb. 28, 2017 /CNW/ - Scotiabank reported first quarter net income of $2,009 million compared to $1,814 million in the same period last year. Diluted earnings per share were $1.57, compared to $1.43 in the same period a year ago. Return on equity was 14.3% compared to 13.8% last year.

"All our businesses delivered strong results, contributing to solid top line growth and a continued improvement in efficiency," said Brian Porter, Scotiabank President and CEO. "We continue to make good progress against our strategic agenda, which will create medium, as well as long-term, value for our shareholders, and improve our customers' experience. For example, we have opened 'Digital Factories' in Toronto, Mexico, Peru, Chile and Colombia that are delivering solutions to reduce friction points for our customers, reduce structural costs and improve the way we deliver products and services.

"Canadian Banking had another strong quarter, achieving solid results while investing in digital capabilities to improve customer experience.  The emphasis on growing and deepening customer relationships, as well as improving business mix, resulted in good balance sheet growth.

"International Banking continues to generate momentum with record quarterly results reflecting the sixth consecutive quarter of earnings exceeding $500 million.  The results were underpinned by solid growth in our key Pacific Alliance countries where we continue to see great potential.

"We are pleased with the results in our Global Banking and Markets business, which continues to build on the good earnings we saw in the second half of 2016. Strong performance this quarter was driven by higher contributions in our fixed income and corporate lending businesses.

"The Bank's Common Equity Tier 1 capital ratio strengthened to 11.3% this quarter. Our strong capital position allows us to grow and make investments in our businesses as well as return capital to our shareholders. This quarter we announced a 2 cent increase in the quarterly dividend to 76 cents per share – up 6% from a year ago.

"We are pleased with our results this quarter and remain intensely focused on delivering an improved customer experience in all of the markets in which we operate."

Financial Results

The 2017 first quarter results are presented below:

	For the three months ended
	January 31	October 31	January 31
(Unaudited)($ millions)	2017	2016	2016
Net interest income	$3,643	$3,653	$3,519
Non-interest income	3,225	3,098	2,846
Total revenue	6,868	6,751	6,365
Provision for credit losses	553	550	539
Non-interest expenses	3,689	3,650	3,568
Income tax expense	617	540	444
Net income	$2,009	$2,011	$1,814
Net income attributable to non-controlling interests in subsidiaries	61	72	56
Net income attributable to equity holders of the Bank	1,948	1,939	1,758
Preferred shareholders	39	31	28
Common shareholders	$1,909	$1,908	$1,730
Earnings per common share (in dollars)
Basic	$1.58	$1.58	$1.44
Diluted	$1.57	$1.57	$1.43

Non-GAAP measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing underlying ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the "Non-GAAP Measures" section of our First Quarter 2017 Report to Shareholders.

Business Segment Review

Canadian Banking
Net income attributable to equity holders was $981 million, an increase of $106 million or 12% over the same quarter last year.  This was due to growth in net interest income, including a higher margin, and higher banking and wealth management revenues, partially offset by increases in non-interest expenses and provision for credit losses. This quarter also included a gain on sale of real estate that contributed to an increase in net income of 5%.

Net income attributable to equity holders increased $27 million or 3% over last quarter. Higher banking and wealth management fees were offset by increases in provision for credit losses and non-interest expenses. This quarter benefitted from higher gains on sale of real estate.

International Banking
Net income attributable to equity holders was $576 million, up 14%, or 18% over the same quarter last year adjusting for the impact of foreign currency translation. The increase reflects good retail loan and deposit growth, strong net interest margin and fee growth, and benefits from cost reduction initiatives.

Net income attributable to equity holders was up 5%, or 2% over last quarter adjusting for the impact of foreign currency translation. The increase was driven by strong fee growth, trading revenues, and a security gain in Colombia, partly offset by higher expenses and provision for credit losses.

Global Banking and Markets
Net income attributable to equity holders was $469 million, an increase of $103 million or 28% over the same quarter last year, driven mainly by higher contributions from fixed income, European and Canadian lending businesses, as well as lower provision for credit losses. This was partly offset by lower results in investment banking and the Asia lending business.

Net income attributable to equity holders increased by $8 million or 2% over last quarter. This was due mainly to higher contributions from fixed income, equities, commodities, and foreign exchange, as well as lower provision for credit losses.  This was mostly offset by lower contributions from investment banking, corporate banking and precious metals, as well as higher non-interest expenses.

Other
Net loss attributable to equity holders was $78 million in the quarter, compared to net income of $12 million in the same period last year. This was due mainly to lower net gains on investment securities, the impact of foreign currency translation (including hedges) and higher expenses.

Net loss attributable to equity holders was $78 million, compared to a loss of $23 million last quarter. This was due mainly to the impact of foreign currency translation (including hedges), lower net gains on investment securities, and higher net gains on sale of real estate last quarter. Partially offsetting were lower non-interest expenses.

Credit risk

Provision for credit losses was $553 million, an increase of $14 million or 3% over the same quarter last year. Higher retail and commercial provisions in Canadian and International Banking were mostly offset by lower provisions in Global Banking and Markets due to significantly lower provisions in the energy sector. The provision for credit losses ratio remains unchanged at 45 basis points.

Provision for credit losses was stable at $553 million compared to $550 million last quarter. Higher retail and commercial provisions in Canadian and International Banking were largely offset by lower provisions in Global Banking and Markets. The provision for credit losses ratio was 45 basis points in both periods.

Capital ratios

The Bank continues to maintain a strong capital position. The Bank's Common Equity Tier 1 capital ratio of 11.3% increased 30 basis points from last quarter, due mainly to strong internal capital generation, prudent management of asset growth and the favourable impact of higher pension liability discount rates and higher pension plan asset returns.

Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2016 Annual Report under the headings "Overview-Outlook," for Group Financial Performance "Outlook," for each business segment "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "may," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank's credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank's annual financial statements (See "Controls and Accounting Policies—Critical accounting estimates" in the Bank's 2016 Annual Report) and updated by this document; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section of the Bank's 2016 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 Annual Report under the heading "Overview-Outlook," as updated by this document; and for each business segment "Outlook". The "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Shareholder information

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. For more information on participation in the plan, please contact the transfer agent.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on February 28, 2017, at 8:00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 847-6330 or 1-866-530-1553 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from February 28, 2017, to March 15, 2017, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 4028782# and the pin 9876#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:	Media:
Scotiabank	Contact the Public, Corporate and Government Affairs Department
Scotia Plaza, 44 King Street West	Telephone: (416) 866-6806
Toronto, Ontario, Canada M5H 1H1	Fax: (416) 866-4988
Telephone: (416) 775-0798	E-mail: corporate.communications@scotiabank.com
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or
address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the
Bank's transfer agent:

Computershare Trust Company of Canada	For other shareholder enquiries, please contact the Finance
100 University Avenue, 8th Floor	Department:
Toronto, Ontario, Canada M5J 2Y1	Scotiabank
Telephone: 1-877-982-8767	Scotia Plaza, 44 King Street West
Fax: 1-888-453-0330	Toronto, Ontario, Canada M5H 1H1
E-mail: service@computershare.com	Telephone: (416) 866-4790
Fax: (416) 866-4048
Co-Transfer Agent (U.S.A.)	E-mail: corporate.secretary@scotiabank.com
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

SOURCE Scotiabank

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For further information: Jake Lawrence, Scotiabank Investor Relations, (416) 866-5712; Rick Roth, Scotiabank Public, Corporate and Government Affairs, (416) 933-1795

CO: Scotiabank

CNW 05:55e 28-FEB-17